

March 28, 2013

<u>Via E-mail</u>
Mr. Paul F. DeSantis
 Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re:** **Bob Evans Farms, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2012**
> **Filed June 21, 2012**
> **Form 10-Q for the Quarterly Period Ended October 26, 2012**
> **Filed November 30, 2012**
> **File No. 0-01667**

Dear Mr. DeSantis:

We have reviewed your response dated March 27, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 26, 2012

Note 2. Acquisition, page 6

1. We note your revisions to interim financial statement Notes 2 and 3 in the Form 10-Q/A for the quarterly period ended October 26, 2012, filed on March 27, 2013, in response to our prior comment 1. However, pursuant to the requirements of Exchange Act Rule 12b-15, amendments must set forth the complete text of each item as amended. Specifically, the aforementioned Form 10-Q/A should be further amended to include Item 1, Financial Statements, of the Form 10-Q, in its entirety. Please file the amendment as soon as practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief